SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                              SCHEDULE 13D/A*
                 Under the Securities Exchange Act of 1934

                             USA Networks, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                902984 10 3
                               (CUSIP Number)


Charles Y. Tanabe, Esq.             Pamela S. Seymon, Esq.             Karen Randall, Esq.
Senior Vice President               Wachtell, Lipton, Rosen            Universal Studios, Inc.
and General Counsel                   & Katz                           100 Universal City Plaza
Liberty Media Corporation           51 West 52nd Street                Universal City, CA 91608
Englewood, CO 80112                 New York, NY 10019                 (818) 777-1000
(720) 875-5400                      (212) 403-1000


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 18, 2001
          (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
*        Note:  This statement constitutes Amendment No. 6 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, The Seagram Company Ltd., Vivendi Universal
S.A. (added pursuant to this amendment), Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 1 of a
Report on Schedule 13D of Liberty Media Corporation, Amendment No. 16 of a Report on Schedule 13D of Barry Diller, Amendment No. 6 of a Report on
Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., the initial filing of a report on Schedule 13D of Vivendi Universal
S.A., Amendment No. 12 of a Report on Schedule 13D of BDTV INC.,
Amendment No. 10 of a Report on Schedule 13D of BDTV II INC., Amendment
No. 7 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 6 of a Report on Schedule 13D of BDTV IV INC.

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Liberty Media Corporation

(2)  Check the Appropriate Box if a member of a Group

     (a) [_]

     (b) [X]

(3)  SEC Use Only

(4)  Source of Funds

     WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                     None; see Items 3 and 5

(8)  Shared Voting Power                   150,695,880 shares

(9)  Sole Dispositive Power                None; see Items 3 and 5

(10) Shared Dispositive Power              150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person              150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)             36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     The Seagram Company Ltd.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     WC; 00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                    None; see Items 3 and 5

(8)  Shared Voting Power                  150,695,880 shares

(9)  Sole Dispositive Power               None; see Items 3 and 5

(10) Shared Dispositive Power             150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person             150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)             36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Vivendi Universal S.A.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                             None; see Items 3 and 5

(8)  Shared Voting Power                           150,695,880 shares

(9)  Sole Dispositive Power                        None; see Items 3 and 5

(10) Shared Dispositive Power                      150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                      150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)                36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Universal Studios, Inc.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     WC; 00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                None; see Items 3 and 5

(8)  Shared Voting Power                              150,695,880 shares

(9)  Sole Dispositive Power                           None; see Items 3 and 5

(10) Shared Dispositive Power                         150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                         150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X)

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)   36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Barry Diller

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                           None; see Items 3 and 5

(8)  Shared Voting Power                         150,695,880 shares

(9)  Sole Dispositive Power                      None; see Items 3 and 5

(10) Shared Dispositive Power                    150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                    150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)              36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     IN

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV INC.

(2)  Check the Appropriate Box if a member of a Group

(a)  [_]

(b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items
     2(d) or 2(e)  [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                            None; see Items 3 and 5

(8)  Shared Voting Power                          150,695,880 shares

(9)  Sole Dispositive Power                       None; see Items 3 and 5

(10) Shared Dispositive Power                     150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                     150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)               36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B

Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV II INC.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items
     2(d) or 2(e) U

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                None; see Items 3 and 5

(8)  Shared Voting Power              150,695,880 shares

(9)  Sole Dispositive Power           None; see Items 3 and 5

(10) Shared Dispositive Power         150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person         150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)              36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B

Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV III INC.

(2)  Check the Appropriate Box if a Member of a Group

     (a) [_]

     (b) [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items
     2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                               None; see Items 3 and 5

(8)  Shared Voting Power                             150,695,880 shares

(9)  Sole Dispositive Power                          None; see Items 3 and 5

(10) Shared Dispositive Power                        150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                        150,695,880 shares

(12) Check if the Aggregate Amount in Row (li) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)              36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B

Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV IV INC.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                            None; see Items 3 and 5

(8)  Shared Voting Power                          150,695,880 shares

(9)  Sole Dispositive Power                       None; see Items 3 and 5

(10) Shared Dispositive Power                     150,695,880 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                     150,695,880 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram and Universal. Excludes options to purchase an aggregate of 4,750,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)             36.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 42,370,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                                Statement of

                         LIBERTY MEDIA CORPORATION,
                               BARRY DILLER,
                          UNIVERSAL STUDIOS, INC.,
                         THE SEAGRAM COMPANY LTD.,
                          VIVENDI UNIVERSAL S.A.,
                     VIVENDI UNIVERSAL HOLDING COMPANY,
                                 BDTV INC.,
                               BDTV II INC.,
                               BDTV III INC.
                                    and
                                BDTV IV INC.

     Pursuant to Section 13 (d) of the Securities Exchange Act of 1934

                               in respect of

                             USA NETWORKS, INC.

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), Vivendi Universal S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal") (added pursuant to this amendment), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"),
(vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), and (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 6 to the Reporting Group
Schedule 13D, Amendment No. 1 to the Liberty Schedule 13D, Amendment No. 16 to the Barry Diller Schedule 13D, Amendment No. 6 to the Universal Schedule 13D, the original filing of a Report on Schedule 13D of Vivendi Universal (the "Vivendi Schedule 13D"), Amendment No. 12 to the BDTV Schedule 13D, Amendment No. 10 to the BDTV II Schedule 13D, Amendment No. 7 to the BDTV III Schedule 13D and Amendment No. 6 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller
Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.  Identity and Background

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On June 19, 2000, Vivendi S.A., Seagram and Canal Plus S.A. entered into a merger agreement and related agreements providing for the combination of the three companies into Vivendi Universal. The merger transactions pursuant to these agreements closed on December 8, 2000. Following the merger transactions Seagram became a majority owned subsidiary of Vivendi Universal. Accordingly, as a result of the merger transactions, Vivendi Universal became the beneficial owner of the securities of the Company held by Seagram.

     Vivendi Universal's principal business address is 42, Avenue de Friedland, 75380 Paris Cedex 08, France. Vivendi Universal is one of the world's leading media and communication companies, with assets that include the world's largest recorded music company, one of the largest film libraries in the world and leading businesses in the telecommunications, television, publishing and internet industries.

     Schedule 5 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of Vivendi Universal: (i) the name and residence or business address, (ii) the principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) the citizenship. Schedule 5 is incorporated herein by reference. During the last five years, neither Vivendi Universal nor any of the persons named on Schedule 5 (the "Schedule 5 Persons") (to the knowledge of Vivendi Universal) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Vivendi Universal nor any of the
Schedule 5 Persons (to the knowledge of Vivendi Universal) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source of Funds or Other Consideration

     The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.  Purpose of the Transaction

     The information set forth in Item 4 of the Universal 13D is hereby incorporated by reference herein as Item 4 of the Vivendi 13D.

ITEM 5.  Interest in Securities of the Issuer

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On May 18, 2001, Mr. Diller exercised stock options to acquire 917,500 shares of Common Stock with an exercise price of $4.7223 per share and sold such shares on the same day at an average price per share of $26 in a transaction pursuant to Rule 144 under the Securities Act of 1933.

     The Company has informed the Reporting Group that as of May 21, 2001, there were 311,885,325 shares of Common Stock outstanding and 63,033,452 shares of Class B Common Stock outstanding. The Reporting Group beneficially owns 150,695,880 shares of Common Stock, representing approximately 36.1% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and (ii) the exercise of options currently exercisable or exercisable within 60 days of May 21, 2001 to purchase 42,370,888 shares of Common Stock held by Mr. Diller. In addition, (i) Universal beneficially owns 282,161,530 LLC Shares exchangeable for 146,570,000 shares of Class B Common Stock and 135,591,530 shares of Common Stock and (ii) Liberty beneficially owns 45,774,708 LLC Shares exchangeable for 45,774,708 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement as amended by the Investment Agreement, to acquire the Liberty Exchange Shares.

     Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

     Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

     The information set forth in Item 6 of the Universal 13D is hereby incorporated by reference herein as Item 6 of the Vivendi 13D.

ITEM 7.  Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         The following document is filed as an exhibit to this statement:

     41. Sixth Amended and Restated Joint Filing Agreement by and among, Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of June 22, 2001.

                                 SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  June 22, 2001

                                     LIBERTY MEDIA CORPORATION



                                     By:/s/ Charles V. Tanabe
                                        -------------------------
                                        Name:   Charles V. Tanabe
                                        Title:  Senior Vice President



                                     BARRY DILLER


                                     /s/ Barry Diller



                                     UNIVERSAL STUDIOS, INC.



                                     By:/s/ Howard Miller
                                        ---------------------------
                                        Name:   Howard Miller
                                        Title:  Assistant Secretary



                                     THE SEAGRAM COMPANY LTD.



                                     By:/s/ Tod Hullin
                                        ---------------------------
                                        Name:   Tod Hullin
                                        Title:  Executive Vice President



                                     By:/s/ George E. Bushnell, III
                                        ---------------------------
                                        Name:   George E. Bushnell, III
                                        Title:  Secretary



                                     VIVENDI UNIVERSAL S.A.



                                     By:/s/ George E. Bushnell, III
                                        ---------------------------
                                        Name:   George E. Bushnell, III
                                        Title:  Vice President

                                     BDTV INC., BDTV II INC.,
                                     BDTV III INC., BDTV IV INC.


                                     By:/s/ Barry Diller
                                        ---------------------------
                                        Name:   Barry Diller
                                        Title:  President

                             INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August 25,
     1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., DDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001


/*/ Previously filed.

                                 SCHEDULE 5

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.




                            Principal Occupation or Employment
Name and Business Address         and Business Address                   Citizenship
-------------------------   ----------------------------------           -----------


Jean-Marie Messier          Chairman and CEO of Vivendi Universal.       France

Edgar Bronfman, Jr.         Vice Chairman of Vivendi Universal.          United States

Eric Licoys                 Co-COO of Vivendi Universal.                 France

Pierre Lescure              Chairman and CEO of CANAL+, Chairman         France
                            of the Executive Board of Groupe
                            CANAL+ and Co-COO of Vivendi
                            Universal.

Bernard Arnault             Chairman and CEO of LVMH.                    France
                            30, avenue Hoche
                            75008 Paris, France

Jean-Louis Beffa            Chairman and CEO of Compagnie de             France
                            Saint-Gobain.
                            Les Miroirs
                            92096 Paris Cedex
                            27, France

Edgar M. Bronfman           Former Chairman of the Board of              France
                            Seagram.

Richard H. Brown            Chairman and CEO of Electronic Data          United States
                            Systems Corporation.
                            5400 Legacy Drive
                            Plano, Texas 75024-3198

Jean-Marc Espalioux         Chairman of the Executive Board of           France
                            Accor.
                            Tour Maine Montparnasse
                            33, avenue du Maine
                            75755 Paris Cedex
                            15, France

Philippe Foriel-Destezet    Chairman of Nescofin UK Ltd.                 France
                            52, rue de la Bienfaisance
                            75008 Paris, France

Jacques Friedmann           Retired Chairman of the Supervisory          France
                            Board of AXA-UAP (Chairman from 1993-
                            2000).
                            80, avenue de Breteuil
                            75007 Paris, France

Guillaume Hannezo           Senior Executive Vice President and          France
                            CFO of Vivendi Universal

Esther Koplowitz            Chairman and Member of the Board of          Spain
                            Directors of Fomento de Construcciones
                            y Contratas.
                            Torre Picasso
                            Plaza Pablo Ruiz Picasso
                            28020 Madrid, Spain

Mario-Josee Kravis          Senior Fellow, Hudson Institute              United States
                            c/o 625 Park Avenue
                            New York, NY 10021




                            Principal Occupation or Employment
Name and Business Address         and Business Address                   Citizenship
-------------------------   ----------------------------------           -----------

Henri Lachmann              Chairman and CEO of Schneider Electric       France
                            Industries.
                            43-45, boulevard
                            F. Roosevelt, 92500
                            Rueil-Malmaison, France

Samuel Minzberg             President and Chief Executive Officer        Canada
                            of Claridge Inc.
                            1170 Peel Street
                            Montreal, Quebec H3B, 4P2

Simon Murray                Chairman of GEMS Ltd.                        U.K.
                            Princes House-2nd Floor
                            38, Jermyn Street
                            London SW1Y 6DT

Serge Tchuruk               Chairman and CEO of Alcatel.                 France
                            54, rue de la Boetie
                            75008 Paris, France

Rene Thomas                 Honorary Chairman and Director of            France
                            Banque Nationale de Paris-PARIBAS.
                            16, boulevard des Italiens
                            75009 Paris, France

Marc Vienot                 Honorary Chairman and Director of            France
                            Societe Generale.
                            Tour Societe Generale
                            92972 Paris La Defense
                            Cedex, France


                                                                 EXHIBIT 42





             SIXTH AMENDED AND RESTATED JOINT FILING AGREEMENT


     SIXTH AMENDED AND RESTATED JOINT FILING AGREEMENT, dated as of June 22, 2001, by and among Liberty Media Corporation, a Delaware corporation ("Liberty"), Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canada corporation ("Seagram"), Vivendi Universal S.A., a Societie anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation and BDTV IV INC., a Delaware corporation.

     WHEREAS, each of Liberty, Barry Diller, Universal, Seagram, Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. beneficially owns shares of common stock or options to purchase shares of common stock, or shares of Class B Common Stock or securities convertible into or exchangeable for common stock or Class B Common Stock (collectively, the "Company Securities") of USA Networks, Inc. (formerly HSN, Inc.), a Delaware corporation;

     WHEREAS, Liberty, Barry Diller, Universal, Seagram, Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. may be deemed to constitute a "group" with respect to the beneficial ownership of the Company Securities for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission; and

     WHEREAS, Liberty, Barry Diller, Universal, Seagram, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. have previously entered into the Fifth Amended and Restated Joint Filing Agreement, dated as of July 19, 1999, pursuant to which the parties thereto agreed to prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the Company.


     NOW, THEREFORE, the parties hereto agree as follows:

     1. Liberty, Barry Diller, Universal, Seagram, Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. (collectively, the "Reporting Group") shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the Company Securities (the "Reporting Group Schedule 13D"), and the Reporting Group Schedule 13D shall be filed on behalf of each of them.

     2. Each member of the Reporting Group shall be responsible for the timely filing of the Reporting Group Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     3. This Agreement shall continue unless terminated by any party hereto.

     4. Charles Y. Tanabe, Pamela S. Seymon and Karen Randall shall be designated as the persons authorized to receive notices and communications with respect to the Reporting Group Schedule 13D and any amendments thereto.

     5. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                                     LIBERTY MEDIA CORPORATION



                                     By:/s/ Charles V. Tanabe
                                        -------------------------
                                        Name:   Charles V. Tanabe
                                        Title:  Senior Vice President



                                     BARRY DILLER


                                     /s/ Barry Diller
                                     -----------------------------


                                     UNIVERSAL STUDIOS, INC.



                                     By:/s/ Howard Miller
                                        ---------------------------
                                        Name:   Howard Miller
                                        Title:  Assistant Secretary



                                     THE SEAGRAM COMPANY LTD.



                                     By:/s/ Tod Hullin
                                        ---------------------------
                                        Name:   Tod Hullin
                                        Title:  Executive Vice President



                                     By:/s/ George E. Bushnell, III
                                        ---------------------------
                                        Name:   George E. Bushnell, III
                                        Title:  Secretary



                                     VIVENDI UNIVERSAL S.A.



                                     By:/s/ George E. Bushnell, III
                                        ---------------------------
                                        Name:   George E. Bushnell, III
                                        Title:  Vice President

                                     BDTV INC., BDTV II INC.,
                                     BDTV III INC., BDTV IV INC.


                                     By:/s/ Barry Diller
                                        ---------------------------
                                        Name:   Barry Diller
                                        Title:  President